

**Martha Redding**
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

August 27, 2020

**VIA KITEWORKS**
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:  Amendments to Form 1

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc., and NYSE National, Inc. ("NYSE National", and collectively, the "Exchanges").

For Exhibit F, the Exchanges are each filing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as an a person associated with a member, participant, or subscriber.  The forms for each of the Exchanges have been consolidated and streamlined and, as such, some forms that were previously filed are no longer being used and have been removed, and some new forms have been added.  The Exchanges note that the 'Session Request Form - Pillar Native Gateway' being filed as part of Exhibit F has been updated to add a new session Type in the drop down menu.

Additionally, the Exchanges realized that the financials for NYSE Arca LLC that were originally submitted on June 23, 2017 and later re-submitted on August 22, 2017 were incorrect. Accordingly, NYSE, NYSE American, NYSE Arca, and NYSE National are filing an update to their previous Exhibit D from that time, with the unconsolidated financial statements for NYSE Arca LLC for the fiscal year 2016.  These financials replace in their entirety the financials for NYSE Arca LLC that were originally submitted on June 23, 2017 and later re-submitted on August 22, 2017.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Martha Redding

Enclosures

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br>08/27/20 | OFFICIAL<br>USE<br>ONLY |
| --- | --- | --- | --- |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☑ AMENDMENT

1.  State the name of the applicant:   New York Stock Exchange LLC

2.  Provide the applicant's primary street address (Do not use a P.O. Box):

    11 Wall Street, New York, NY 10005

    20012454

3.  Provide the applicant's mailing address (if different):

    N/A

4.  Provide the applicant's business telephone and facsimile number:

    212-656-2938                                    212-656-8101

    (Telephone)                                    (Facsimile)

5.  Provide the name, title, and telephone number of a contact employee:

    Martha Redding          Assistant Secretary          212-656-2938

    (Name)                    (Title)                    (Telephone Number)

6.  Provide the name and address of counsel for the applicant:

    Martha Redding

    NYSE Holdings LLC

    11 Wall Street, New York, NY 10005

7.  Provide the date applicant's fiscal year ends:          December 31

8.  Indicate legal status of applicant:    ☐ Corporation      ☐ Sole Proprietorship      ☐ Partnership
                                          ☑ Limited Liability Company    ☐ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 07/14/05          (b) State/Country of formation: New York

    (c) Statute under which applicant was organized:   New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date:  08/27/20                              New York Stock Exchange LLC
       (MM/DD/YY)                              (Name of applicant)

By:  Martha Redding  Digitally signed by Martha Redding          Martha Redding, Assistant Secretary
                     Date: 2020.08.27 10:28:19 -04'00'
       (Signature)                              (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                                      (Month)        (Year)          (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

------------------------------------------------------------

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

--------------------------------------------------

August 2020

--------------------------------------------------

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

AUGUST 2020

A complete set of the New York Stock Exchange LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

# New York Stock Exchange LLC

# NYSE American LLC

# NYSE Arca, Inc.

# NYSE Chicago, Inc.

# NYSE National, Inc.

# (Collectively, "NYSE" or the "Exchanges")

---

## *Application for Membership*

| INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY) | | |
|---|---|---|
| ☐New York Stock Exchange LLC | ☐NYSE Chicago | ☐NYSE National |
| ☐NYSE American<br>　☐Equities<br>　☐Options | ☐NYSE Arca<br>　☐Equities<br>　☐Options | |

| INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER  (CHECK ALL THAT APPLY) | | |
|---|---|---|
| ☐New York Stock Exchange LLC | ☐NYSE Chicago | ☐NYSE National |
| ☐NYSE American<br>　☐Equities<br>　☐Options | ☐NYSE Arca<br>　☐Equities<br>　☐Options | |

## INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)

| Equities | Options |
|---|---|
| ☐Bonds<br>☐Clearing<br>☐Floor Broker<br>　☐Blueline<br>☐Institutional Broker<br>☐Market Maker*<br>　☐Electronic Market Maker<br>　☐Designated Market Maker ("DMM")<br>　☐Electronic Designated Market Maker ("eDMM")<br>　☐Lead Market Maker ("LMM")<br>☐Order Routing<br>　☐Proprietary<br>　☐Agency<br>☐Designated Examining Authority ("DEA") | ☐Clearing<br>☐Floor Broker<br>　☐Limited Public Business<br>☐Market Maker<br>　☐Specialist/eSpecialist<br>　☐Lead Market Maker ("LMM")<br>☐Order Routing<br>　☐Proprietary<br>　☐Agency<br>☐ DEA |

### INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DEA

☐ NYSE American　　　　　　☐ NYSE Arca　　　　　　☐ NYSE Chicago

*Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.*

---

## APPLICATION TYPE

☐**New Membership Applicant:**
　☐Applicant is seeking membership to an NYSE Exchange and is not currently a member of any NYSE Exchange
　☐Applicant is seeking to add a new type of business** to an NYSE Exchange of which they are currently a member
*Applicant must submit this completed Application and ALL applicable materials identified in Checklist 1.*

☐**Supplemental Membership Applicant:** Applicant is an approved member of at least one NYSE Exchange and is seeking membership to another NYSE SRO to conduct the same business they are currently approved to conduct.
*Applicant must submit this completed Application and ALL applicable materials as outlined in Checklist 2.*

---

\* Applicants seeking to conduct Market Maker activities may also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.
\*\* Equity Floor Broker and Options Floor Broker businesses are separate and distinct.  An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

## APPLICATION PROCESS

**<u>Filing Requirements</u>**
Prior to submitting the Application for Membership ("Application") to become a member of an NYSE SRO ("Member"), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD").

**<u>Checklists</u>**
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

**<u>Application Submission</u>**
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE's Client Relationship Services ("CRS") Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

| SECTION 1 – ORGANIZATIONAL PROFILE | | |
|---|---|---|
| Date: _____ | SEC #: _____ | CRD #: _____ |
| LEI #: _____ | MPID: _____ | |

## GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____     State: _____ Zip Code: _____

Business Phone: _____     Website: _____

## CONTACT INFORMATION

| Contact Name: _____ | Title: _____ |
|---|---|
| Phone: _____ | Contact Email: _____ |
| Billing Contact Name: _____ | Title: _____ |
| Billing Contact Phone: _____ | Billing Contact Email: _____ |

**Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.**

**Chief Executive Officer ("CEO")**

| Name: _____ | CRD: _____ |
|---|---|
| Phone: _____ | Email: _____ |

**Chief Financial Officer ("CFO")**

| Name: _____ | CRD: _____ |
|---|---|
| Phone: _____ | Email: _____ |

**Head Trader**

| Name: _____ | CRD: _____ |
|---|---|
| Phone: _____ | Email: _____ |

**SECTION 2 – STATUTORY DISQUALIFICATION ("SD") DISCLOSURE**

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:
1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant's Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

_____
Authorized Signatory of the Firm

_____
Date

_____
Print Name of Authorized Signatory of the Firm

_____
Title

## SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

**Name and title of person responsible for maintaining WSPs**:

_____

## PRINCIPAL REGISTRATION

**Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.**

**Each principal must be registered through the FINRA Web CRD.**

**Please provide information on Applicant's designated principals below.**

**Financial and Operations Principal** (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

| Name: | _____ | CRD: | _____ |
|---|---|---|---|
| Phone: | _____ | Email: | _____ |

**Designated Principal Operations Officer**\* (Series 27) *Person with primary responsibility for the day-to-day operations of the business*

| Name: | _____ | CRD: | _____ |
|---|---|---|---|
| Phone: | _____ | Email: | _____ |

**Designated Principal Financial Officer**\* (Series 27) *Person with primary responsibility for financial filings and those books and records related to such filings*

| Name: | _____ | CRD: | _____ |
|---|---|---|---|
| Phone: | _____ | Email: | _____ |

**Chief Compliance Officer ("CCO")**\*\* (Series 24 or Series 14 and registered as "CR")

| Name: | _____ | CRD: | _____ |
|---|---|---|---|
| Phone: | _____ | Email: | _____ |

\* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.
\*\* The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

**NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (if applicable)**
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

| Name: | _____ | CRD: | _____ |
|---|---|---|---|
| Phone: | _____ | Email: | _____ |
| Signature of Voting Designee: | _____ | | |

## SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information.  Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA.  Applicant understands that in such event, additional information may be required by the NYSE.

<br>

_____

Applicant Firm Name


_____     _____

Authorized Signatory of the Firm                                    Date


_____     _____

Print Name of Authorized Signatory of the Firm                 Title

| APPLICATION CHECKLIST 1 |
|---|
| **New Membership Applicant** |
| ☐ NYSE Application for Membership (Sections 1-4)<br><br>☐ Application for Market Maker Registration (if applicable)<br>https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf<br><br>☐ DEA Applicants only: Exhibit 1 |
| Application Fee* (if applicable):<br><br>☐ New York Stock Exchange LLC<br><br>☐ NYSE Chicago, Inc. |
| ☐ Signed Master User Agreement:<br>https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf |
| Signed Clearing Letter of Consent, if Applicant is not self-clearing:<br><br>☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf<br><br>☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf |
| ☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD. |
| Form U-4 and Fingerprint cards for the following individuals, to be submitted directly to FINRA if not currently available on Web CRD:<br><br>☐ Designated supervisors and principals |
| Financial Documentation:<br><br>☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements<br>☐ Most recent Balance Sheet and Capital Computation<br>☐ Six-month Profit/Loss Projection<br>☐ Completed Financial Disclosure Questionnaire, Exhibit 2 |
| ☐ All examination reports and corresponding responses from the Applicant for the last two examinations |
| Organizational Documents:<br><br>☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation<br><br>☐ Organization chart showing:<br><br>   • all entities controlling, controlled by or under common control with Applicant<br>   • indicating the percentage ownership of Applicant by each direct and indirect parent<br><br>   • identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant |
| ☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures |
| ☐ Additional Exchange-Specific Requirements (see Application Checklist 3 ) |

\* Contact CRS for additional details on payment

| APPLICATION CHECKLIST 2 |
| --- |
| **Supplemental Membership Application** |

☐ Application for Membership (Sections 1-4)

☐ Application for Market Maker Registration (if applicable)
https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf

---

Application Fee* (if applicable):

☐ New York Stock Exchange LLC

☐ NYSE Chicago, Inc.

---

☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

---

Signed Clearing Letter of Consent, if Applicant is not self-clearing:

☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf

☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf

---

☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.

---

☐ Form U-4 and Fingerprint cards for designated supervisors and principals to be submitted directly to FINRA if not currently available on Web CRD

---

☐ Organization chart showing:

- all entities controlling, controlled by or under common control with Applicant
- indicating the percentage ownership of Applicant by each direct and indirect parent
- identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant

<br>

| APPLICATION CHECKLIST 3 |
| --- |
| **Additional Exchange Specific Requirements** |

**New York Stock Exchange LLC**

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

☐ Exhibit 3

---

**NYSE American**

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

---

**NYSE Arca**

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

<br>

* Contact CRS for additional details on payment.

# *Application for Membership*

## *Exhibits*

| EXHIBIT 1 - DEA REQUIREMENTS |
|---|
| **ITSFEA COMPLIANCE ACKNOWLEDGMENT** |

**This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).**

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:


_____          _____
Authorized Signatory of the Firm                              Date


_____          _____
Print Name of Authorized Signatory of the Firm          Title

**EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE**

**SOURCE OF CAPITAL**

Explain the source of Applicant's capital:

_____

_____

_____

**PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")**

Does Applicant hold a PAIB?    ☐  Yes*                    ☐  No

\* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts.  Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1.  If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

**SUBORDINATED LOANS**

Have any subordinated loans been made to Applicant?

☐  Yes (explain below)            ☐  No

_____

_____

_____

**FINANCIAL OR CONTROLLING INTERESTS**

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐  Yes (explain below)            ☐  No

_____

_____

_____

**FINANCIAL ARRANGEMENT**

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐  Yes (explain below)            ☐  No

Type of arrangement:          ☐  Direct Equity Investment          ☐  Any consideration over $5,000

                              ☐  Profit Sharing                    ☐  Direct Financing

                              ☐  Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

_____

| EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued) | | 12 |
|---|---|---|
| **OUTSTANDING DEBT (Check all that apply)** | | |

Does the Applicant owe money to any of the following?

☐Any NYSE Exchange member firm

☐Any other national securities or commodities exchange or national securities association

☐Any member of any other national securities or commodities exchange or national securities association

If yes, explain below to whom the money is owed and the dollar amount.  Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

_____

_____

_____

| Does Applicant engage or plan to engage in "Program Trading"? | ☐ Yes | ☐ No |
|---|---|---|
| Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1?<br><br>(If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed). | ☐ Yes | ☐ No |

Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations?  If so, please explain:

_____

_____

_____

**EXHIBIT 3 REQUIREMENTS FOR NEW YORK STOCK EXCHANGE LLC APPLICANTS ONLY**

☐ Provide a written description of the following:

- Principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control),

- The nature of the affiliation with Applicant Firm (e.g., parent, subsidiary), and

- The type of business relationships between the Applicant Firm and the affiliates

☐ If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual:

- Nature of their activities with Applicant Firm

- Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities

- Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities

☐ Organizational Documents should incorporate required provisions, as applicable, per New York Stock Exchange LLC Rule 313

- Rule 313.22 – Provisions concerning redemption or conversion

- Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")

**If Applicant will be performing New York Stock Exchange LLC Equity Floor Based Business, please answer the following questions.**

| **A.   EQUITY FLOOR BROKER BASED BUSINESS** | | |
|---|---|---|
| Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.)  (Information Memos 07-43 and 07-44)<br><br>Info Memo 07-43 can be found here:<br><br>https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf<br><br>Info Memo 07-44 can be found here:<br><br>https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf | ☐ Yes | ☐ No |
| Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? *(See New York Stock Exchange LLC Rules 301(e)(1), 353, and 440I)* | ☐ Yes | ☐ No |

## A. EQUITY FLOOR BROKER BASED BUSINESS (Continued)

Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange LLC Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: _____

Mailing Address: _____

Phone: _____ Email: _____

| Does Applicant maintain error and investment accounts? | ☐ Yes | ☐ No |
|---|---|---|

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange LLC member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange LLC Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

| Account Name: | Account #: |
|---|---|
| Account Name: | Account #: |
| Account Name: | Account #: |

| Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange LLC Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below? | ☐ Yes | ☐ No |
|---|---|---|

| Account Name: | Account #: |
|---|---|
| Account Name: | Account #: |
| Account Name: | Account #: |

# New York Stock Exchange LLC

# NYSE American LLC

# NYSE Arca, Inc.

# NYSE National, Inc.

# (Collectively, "NYSE" or the "Exchanges")

*Application for Market Maker\* Registration*

\* Includes Market Maker, Lead Market Maker ("LMM"), Designated Market Maker ("DMM"),
Electronic Designated Market Maker ("eDMM"), Specialist and Electronic Specialist ("eSpecialist")

| INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY) | |
|---|---|
| ☐New York Stock Exchange LLC | ☐NYSE American |
| ☐NYSE Arca | ☐NYSE National |

| INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY) | |
|---|---|
| **Equities** | **Options** |
| ☐New York Stock Exchange LLC<br>　☐Designated Market Maker | ☐NYSE American<br>　☐Options Market Maker<br>　☐Options Specialist<br>　☐Options eSpecialist |
| ☐NYSE American<br>　☐Equity Market Maker<br>　☐Electronic Designated Market Maker | ☐NYSE Arca<br>　☐Options Market Maker<br>　☐Options Lead Market Maker |
| ☐NYSE Arca<br>　☐Equity Market Maker<br>　☐Equity Lead Market Maker | |
| ☐NYSE National<br>　☐Equity Market Maker | |

## SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

## GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

## CONTACT INFORMATION

Contact Name: _____ Title: _____

Phone: _____ Contact Email: _____

Billing Contact Name: _____ Title: _____

Billing Contact Phone: _____ Billing Contact Email: _____

## SECTION 2 – NET CAPITAL

Amount: _____ As of Date: _____ Focus Report Line Item: _____

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions  ☐ Interest/Dividends/Commissions  ☐ Secured Demand Note

☐ Subordinated Loan  ☐ Clearing/Good Faith Deposits  ☐ Cash

Other: _____

## SECURITIES

List the number of securities for which your firm requests approval: _____

## SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association?  If yes, please provide the relevant information below.

☐  Yes            ☐  No

---

**SRO: _____**

Operating Capacity:            _____

List Securities

---

**SRO: _____**

Operating Capacity:            _____

List Securities

---

**SRO: _____**

Operating Capacity:            _____

List Securities

## SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

## AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

_____     _____
Authorized Signatory of the Firm                              Date


_____     _____
Print Name of Authorized Signatory of the Firm          Title

## APPLICATION CHECKLIST

☐ NYSE Application for Membership (including all supplemental documents if required)

☐ Application for Market Maker Registration

☐ Most recent Focus Report

☐ Application for Individual Registration or NRF Designation for each individual Market Maker

☐ Form U4 and fingerprint cards for each individual Market Maker are available on Web CRD

☐ Market Maker Orientation Acknowledgement for individual Equity Market Maker

## EXCHANGE-SPECIFIC REQUIREMENTS

**New York Stock Exchange LLC DMM Applicants**

☐ 1017 filing with FINRA

☐ 123 CAP E Agreement

☐ DLE Agreement

☐ Rule 98 - Operation of a DMM Unit must be addressed within firm's Written Supervisory Procedures

☐ Rule 103.20 - Net Capital Requirements and DMM Capital System (FINRA provides details to firm)

☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on Web CRD

☐ Firm to provide Reg SHO compliance

☐ 15c3-5 - DMM GUI must accurately handle these requirements

**NYSE Arca LMM Applicants**

☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

# Approved Person ("AP") Form

## New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

*This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC, NYSE American LLC and/or NYSE Arca, Inc. (Collectively, "NYSE" or the "Exchanges")*

### Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, NYSE American Rule 311, NYSE Arca Rule 2.4 and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.

**For Applicants associated with firms <u>seeking</u> Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.**

**For Applicants associated with <u>existing</u> Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Credentialing, Registration, Education and Disclosure Department at pendingmember@finra.org.**

### Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1.  Name of the AP Applicant Entity: _____ Web CRD#: _____

2.  Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

    Member Organization:_____ Web CRD#: _____

3.  Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
    - ☐ *controls* the Member Organization
    - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
    - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

4.  Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
    - ☐ Yes
    - ☐ No

    If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurerevieworg@finra.org.

## Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   _____

## Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

**Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.**

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

_____          _____
Authorized Signatory of the Firm                                         Date

_____          _____
Print Name of Authorized Signatory of the Firm                  Title

_____
CRD# (If Applicable)

# New York Stock Exchange LLC

# NYSE American LLC

# NYSE Arca, Inc.

# NYSE Chicago, Inc.

# NYSE National, Inc.

## (Collectively, "NYSE" or the "Exchanges")

---

*Application for Individual Registration or Non-Registered Associated Persons ("NRF") Designation*

| APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION |
|---|

**Individual Registration**

To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application and any required Orientation Program, and (iii) submit a Form U4 and fingerprint card to Web CRD requesting the appropriate designation with the NYSE Exchange(s).

**NRF Designation**

To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s), but must (i) complete this Exchange application and (ii) submit a fingerprint card to Web CRD.

| INDICATE REGISTRATION or NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY) | |
|---|---|
| **Equities** | **Options** |
| ☐ New York Stock Exchange LLC<br> ☐ ME - Designated Market Maker (Series 19 & DMM exam)<br> ☐ ME - Floor Broker (Series 19)<br> ☐ FL - Floor Clerk (Series 19)<br> ☐ FE - Floor Employee | ☐ NYSE American<br> ☐ OM - Market Maker (Series 57)<br> ☐ OM - Floor Broker (Series 57)<br> ☐ OM - Specialist/eSpecialist (Series 57)<br> ☐ FE - Floor Employee<br> ☐ Office Nominee (NRF) |
| ☐ NYSE American<br> ☐ MT - Market Maker Authorized Trader (Series 57)*<br> ☐ MT - Electronic Designated Market Maker (Series 57) | ☐ NYSE Arca<br> ☐ OM - Market Maker (Series 57)<br> ☐ OM - Floor Broker (Series 57)<br> ☐ OM - LMM (Series 57)<br> ☐ FE - Floor Employee |
| ☐ NYSE Arca<br> ☐ MT - Market Maker Authorized Trader (Series 57)*<br> ☐ MT - Lead Market Maker (Series 57)* | |
| ☐ NYSE National<br> ☐ MT - Market Maker Authorized Trader (Series 57)* | |
| ☐ NYSE Chicago<br> ☐ ME - Institutional Broker (IBR Exam + GS, TD or AR registration)<br> ☐ Clerk (NRF)<br> ☐ Voting Designee (NRF) | |

*Completed and signed Market Maker Orientation to be submitted*

| INDIVIDUAL APPLICANT INFORMATION | | | |
|---|---|---|---|
| Applicant Name: | | CRD: | |
| Title/Trading Floor Position: | | DOB: | |
| Phone: | | Email: | |

| MEMBER ORGANIZATION INFORMATION | | | |
|---|---|---|---|
| Member Organization Name: | | CRD: | |
| Primary Contact Name: | | Title: | |
| Phone: | | Email: | |

**APPLICATION CHECKLIST**

A Form U4 requesting appropriate registrations have been submitted to FINRA through Web CRD
(See above for appropriate registration type for business activity.)

☐ Yes
☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 Web CRD?

☐ Yes
☐ No
☐ N/A (Individual is an NRF)

Individual has passed or been granted a waiver of the required examination

☐ Yes
☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on Web CRD

☐ If applicable, Market Maker Orientation has been completed and is attached

**TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)**

☐ New York Stock Exchange LLC Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date:
(if known) _____

Position / Reason for access to the Trading Floor: _____

Badge # (if applicable): _____

| Will individual require a Clerk Logon ID? | ☐ Yes | ☐ No |
|---|---|---|

| Is individual currently active on the Exchange Trading Floor? | ☐ Yes | ☐ No |
|---|---|---|

If no, has individual ever been active on the Exchange Trading Floor in the past?   ☐ Yes   ☐ No

Enter the last date individual was active on the Trading Floor: _____

New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in last 6 months?   ☐ Yes   ☐ No

---

**AUTHORIZED ACKNOWLEDGEMENT**

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: _____   Date: _____

**Member Organization Acknowledgment**

Authorized Signatory of Firm: _____

Print Name: _____   Date: _____

# NYSE Master User Agreement

## NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform").   This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

| Platform: | NYSE Entity(ies) |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

**Note: Please provide a signature page for each entity selected.**

User: _____   CRD #: _____

Business Address: _____

City: _____   State: _____   Zip Code: _____

Contact Name: _____   Telephone: _____

Email: _____

☐ Corporation      ☐ Limited Liability Company      ☐ Partnership      ☐ Sole Proprietor

## 1.  Definitions

(a)  "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b)  "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c)  "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d)  "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e)  "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f)  "Information" has the meaning set forth in subsection 6(a).

(g)  "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h)  "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i)  "User" means the entity, other than NYSE, that has signed this User Agreement.

2. **Rights and Obligations**

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) <u>Restrictions on Use; Security</u>. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>User Information</u>. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) <u>Market Data</u>. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) <u>Reverse Engineering</u>. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. **Compliance**

   (a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

   (b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

   (c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

   (d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. **Change of the Platform**

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. **Ownership**

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6.   **Information**

   (a)   <u>Confidentiality</u>.  Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information").  Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

   (b)   <u>Disclosure</u>.  The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement.  User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

   (c)   <u>Unauthorized Use or Disclosure</u>.  The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party.  If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve.  If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

   (d)   <u>Limitation</u>.  Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

   (e)   <u>Non-attribution</u>.  NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7.   **Disclaimer of Warranty**

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND.  ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

### 8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION.  NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM.  USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW.  IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

### 9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY.  THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

### 10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated.  NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform.  Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party.  If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates.  If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate.  Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease.  The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason.  Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

### 11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval.  NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

### 12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

**13. Miscellaneous**

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.


**Accepted on behalf of User:**

_____
(Company Name)

By (Signature): _____

Name:            _____

Title:            _____

Date:            _____


**Accepted on behalf of NYSE:**

Entity:            _____

By (Signature): _____

Name:            _____

Title:            _____

Date:            _____


**With Notices To:**

User Name:       _____

Contact Name: _____

Address:         _____

City, State, Zip:_____

Email:            _____


NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

# NYSE Master User Agreement

## Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

| **Platform:** | **NYSE Entity(ies)** |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

Name of Applicant Broker-Dealer: _____  CRD #: _____

Business Address: _____

City: _____  State: _____  Zip Code: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

Contact Name: _____  Title" _____

Phone: _____  Email: _____

The parties have executed this User Agreement by their duly authorized representatives.

**Accepted on behalf of User:**

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Email: _____

Date: _____

**Accepted on behalf of NYSE:**

_____
(Entity)

By (Signature): _____

Name: _____

Title: _____

Email: crs@nyse.com

Date: _____

# New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Market Maker Application

**Instructions:** In order to ensure your Firm's participation in NYSE's Supplemental Liquidity Provider Market Maker ("SLMM") program and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLMM approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLMM program.

## 1. Customer Information

| | |
|---|---|
| Name of Member Organization ("Firm") | |
| Member Organization Web CRD # | |
| Business Address | |
| Business Contact | |
| Business Contact Phone | |
| Business Contact E-Mail | |

## 2. Business and Technology Questions

| | |
|---|---|
| Please provide the MPID that will be used for the SLMM program. | |
| Please designate a four character MMID that will be dedicated for the SLMM program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar | |
| If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider. | |

**Please provide the below information on a separate attachment:**

| |
|---|
| Describe the current business structure of the division within your Firm that will become an SLMM. |
| Provide an overview of your trading technology infrastructure and operational support structure. Please include whether your Firm will be Co-Locating your Firm's servers and the type of connection you will use (e.g. CMS or CCG) to the NYSE systems. |
| Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B. |

| | |
|---|---|
| Name (Printed) | |
| Name (Signature) | |
| Title | |
| Date | |

**Please return to Client Relationship Services at _crs@nyse.com_.**

# New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Application

**Instructions:** In order to ensure your Firm's participation in the NYSE Supplemental Liquidity Provider ("SLP-Prop") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLP-Prop approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLP-Prop program.

## 1. Customer Information

| | |
|---|---|
| Name of Member Organization ("Firm") | |
| Member Organization Web CRD # | |
| Business Address | |
| Business Contact | |
| Business Contact Phone | |
| Business Contact E-Mail | |

## 2. Business and Technology Questions

| | |
|---|---|
| Please provide the MPID(s) that will be used for the SLP program. | |
| Please designate a four character MMID (may have one per MPID) that will be dedicated for the SLP program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar | |
| If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider. | |

**Please provide the below information on a separate attachment:**

| |
|---|
| Describe the current business structure of the division within your Firm that will become an SLP-Prop. |
| On a separate attachment, provide an overview of your trading technology infrastructure and operational support structure. |
| Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B. |

## 3. Regulatory Questions

| |
|---|
| Attach within your Written Supervisory Procedures (WSPs) to demonstrate there are adequate information barriers in place between the SLP-Prop unit and your Firm's customer, research and investment banking businesses, where applicable. |
| If your Firm operates a Designated Market Making (DMM) business on the NYSE, attach your WSPs to demonstrate that the SLP-Prop business will be managed and operated in compliance with NYSE Rule 112 and related federal securities laws and rules concerning off-Floor orders. |

| | |
|---|---|
| Name (Printed) | |
| Name (Signature) | |
| Title | |
| Date | |

**Please return to Client Relationship Services at _crs@nyse.com._**

# New York Stock Exchange LLC
# Trading License Application

## TRADING LICENSE

A Trading License is required to effect transactions on the floor of the New York Stock Exchange (the "Exchange") or through any facility of the Exchange. The Trading License is billed monthly and pro-rated for the amount of time remaining for the year. Applicable fees are available on the Exchange's website and at the following link: https://www.nyse.com/markets/nyse/trading-info/fees

To terminate an existing Trading License please email Client Relationship Services at crs@nyse.com.

## MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____     CRD: _____

Primary Contact Name: _____     Title: _____

Phone: _____     Email: _____

Billing Contact Name: _____

Billing Address: _____

City: _____     State: _____     Zip: _____

## TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

- [ ] Designated Market Maker (DMM)
- [ ] Floor Broker (FB)
- [ ] Electronic Access Firm (EAF)

## AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that:

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of the Exchange may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

_____          _____
Signature of Authorized Officer, Partner, Managing          Date
Member, or Sole Proprietor

_____          _____
Print Name of Authorized Signatory          Title

_____          _____
Phone Number of Authorized Signatory          Email Address

**Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.**

# New York Stock Exchange LLC
# Regulated Only Membership Application

This application is to be completed by an existing NYSE Member Organization.

## MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____

Firm Web CRD #: _____

LEI #: _____

Address: _____

Phone: _____

Email: _____

## CONVERSION OF MEMBERSHIP TYPE

Number of Trading Licenses Relinquished: _____

Effective Date of Conversion: _____

## AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is a Member Organization of the New York Stock Exchange LLC ("the Exchange"). We are relinquishing our Trading License(s) to access directly the trading facilities of the Exchange, but desire and intend to remain a Member Organization of the Exchange subject to the regulation thereof.  As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

_____     _____
Authorized Signatory                                      Date

_____     _____
Print Name of Authorized Signatory                Title

_____     _____
Phone Number of Authorized Signatory           Email Address

**Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.**

# New York Stock Exchange LLC
# Regulated Only Membership Application

This application is to be completed by a newly approved NYSE Member Organization.

## MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____

Firm CRD #: _____

LEI #: _____

Address: _____

Phone: _____

Email: _____

## AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is applying to become a Member Organization of the New York Stock Exchange LLC ("the Exchange") subject to the regulation thereof on the date approved. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

_____
Authorized Signatory

_____
Date

_____
Print Name of Authorized Signatory

_____
Title

_____
Phone Number of Authorized Signatory

_____
Email Address

**Please email a completed copy of this form to Client Relationship Services at [crs@nyse.com](mailto:crs@nyse.com).**

# New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American") Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives ("LE") and/or all direct supervisors of Securities Lending Representatives ("LS").

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together "the Exchange").

## THE AGREEMENT

### Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

### Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

### Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

### Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's rules and policy.

## INDIVIDUAL ACKNOWLEDGEMENT

| | |
|---|---|
| Member Organization Name | Firm CRD# |
| Name of Witness[1] (Please Print) | Name of Applicant (Please Print) |
| Signature of Witness | Signature of Applicant |
| Title | Applicant CRD# |

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

**Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.**

# NYSE Group, Inc.

*Order Audit Trail System Reporting Agreement*

Broker/Dealer Name:_____ CRD #: _____

This Order Audit Trail System Agreement (the "**Agreement**") dated _____, 20____ ("**Effective Date**") is by and between NYSE Group, Inc., a Delaware corporation with offices at 11 Wall Street, New York, NY 10005 USA ("**NYSE**"), and

_____,

a _____ with offices at _____ ("**Broker**").

**WHEREAS**, the Financial Industry Regulatory Authority (FINRA) has established the Order Audit Trail System (OATS™) as an integrated audit trail of order, quote and trade information for NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS and FINRA member firms are required to develop a means for electronically capturing and reporting to OATS specific data elements related to the routing of orders;

**WHEREAS**, the New York Stock Exchange LLC and NYSE Chicago, Inc. (each, an "Exchange" and together, the "Exchanges") are affiliates of NYSE and registered national securities exchanges;

**WHEREAS**, the Exchanges have adopted OATS rules; and

**WHEREAS**, NYSE has agreed to provide floor broker firms that trade equities on the Exchange trading floor and Chicago Institutional Brokers with a reporting solution for submission of required routing data (the "Service").

**NOW, THEREFORE**, the parties agree as follows:

1. **Service**.         NYSE shall provide the Service, as is more fully described in Exhibit A, during the Term of the Agreement to Broker.

2. **Term**.         The term of this Agreement is three years from the Effective Date. Thereafter, the Agreement will automatically renew for additional one year periods.

3. **Termination**.         Either party may terminate this Agreement upon thirty days written notice to the other.

4. **Fees**.         In consideration of Broker being a member of an Exchange, NYSE agrees to provide the Service at no cost to Broker.

5. **Data**.         Broker acknowledges and agrees that the Service (including the methods and processes used to generate the Service) is the property of NYSE. The relevant Exchange and Broker shall jointly own the reports and data required to be recorded by FINRA pursuant to FINRA Rule 7440, and the rules of the relevant Exchange, that are provided to Broker and FINRA on Broker's behalf (the "**Deliverables**").

6. **Use of the Service**.         Broker acknowledges and agrees that it is solely responsible for (1) reviewing the Deliverables for accuracy, (2) reviewing FINRA's OATS web site for rejections and the submission of appropriate repairs, late reporting, non-reporting, and other reporting infractions, (3) complying with applicable law and FINRA's, the relevant Exchange's, or any other governmental or regulatory agency's rules, regulations, policies and interpretations, as amended (4) ensuring that any changes to Deliverables that are requested by Broker are completed in accordance with FINRA timelines and are received by FINRA, and (5) any fines, expenses, penalties or assessments imposed by FINRA or any other regulatory body as a result of the Service or the Deliverables. NYSE shall promptly notify Broker upon the occurrence of any event, including physical damage to NYSE's facilities or legal proceedings that would materially affect NYSE's ability to submit the Deliverables on Broker's behalf.

7. **Warranties and Representations**.

   a.         NYSE warrants that it has the rights and authority required to enter into this Agreement and to perform the Service contemplated by this Agreement free from all liens, claims, encumbrances, security interests and any other restrictions.

   b.         NYSE warrants that the Service will be performed, and the Deliverables will be prepared, in a timely and professional manner.

   c.         NYSE represents that it is familiar with the OATS Rules and the OATS Reporting Technical Specifications and shall use commercially reasonable efforts to submit reports to OATS on behalf of Subscriber in compliance with OATS Rules and Technical Specifications.

d.    NYSE represents that it has completed, or will complete, testing as described in the Technical Specifications.

e.    NYSE represents that it has in place processes and procedures reasonably designed with the intent to ensure compliance with OATS requirements.

f.    If NYSE fails to provide the Service or Deliverables as warranted in subsections b, c, and e of this section, or if any of the Deliverables are found to be incorrect, and Broker so notifies NYSE within thirty (30) days following the date NYSE delivers the Deliverables to Broker or FINRA then NYSE will re-perform the Service at no additional charge. The foregoing is Broker's sole and exclusive remedy in event of a breach of such warranties or delivery of incorrect Deliverables.

g.    THE SERVICE AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED ON AN "AS IS" BASIS. EXCEPT TO THE EXTENT SET FORTH IN SUBSECTIONS 7(B), 7(C), 7(D) AND 7(E), NYSE MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SERVICE, DELIVERABLES OR ANY MATERIALS PROVIDED BY NYSE UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLIANCE WITH RULES OR REGULATIONS, AND NON-INFRINGEMENT. FURTHERMORE, NO GUARANTEE IS MADE AS TO THE EFFICACY OR VALUE OF THE SERVICE OR DELIVERABLES.

8.    **Indemnification**. Broker shall indemnify and hold harmless and defend NYSE and its affiliates from and against any and all claims, liabilities, judgments, causes of action, damages, costs and expenses (including reasonable attorneys' fees) related to or arising out of any obligations that Broker has to FINRA or any other regulatory agency or Broker's use of the Deliverables or Service.

9.    **Confidentiality**. "Confidential Information" means any and all material and information disclosed to, or acquired through observation or other perception by either party pursuant to, or concerning this Agreement or the Service, including, but not limited to, the terms of this Agreement, the Deliverables, any matters relating to the business of each party and, to the extent applicable, the corporate parents, subsidiaries, affiliates and licensors of each party, all trade secrets, information regarding business operations, designs, concepts and methodologies.  Confidential Information shall not include, and the obligations herein shall not apply to, information that is (1) already known to the receiving party without an obligation of confidentiality at the time of disclosure and was not acquired directly or indirectly from the disclosing party, (2) publicly known or becomes publicly known through no wrongful act of the receiving party, (3) rightfully received from a third party and, to the knowledge of the receiving party, both without restriction and without breach of this Agreement, (4) furnished to a third party by the disclosing party without a similar restriction on the third party's rights, (5) approved for release by written authorization of the disclosing party, or (6) developed, now or later, independently by the receiving party without reference to the information acquired from the disclosing party.  Each party shall maintain in confidence all Confidential Information received from the other, in any format, and shall not to disclose or otherwise make available the Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that each party may disclose the other party's Confidential Information to (1) affiliates, (2) consultants and subcontractors that have a need to know, and (3) its regulators and legal advisors.

10.   **Limitation of Liability**. NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, RELIANCE, PUNITIVE, SPECIAL OR INDIRECT DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, INTERRUPTION OF BUSINESS, LOST, DESTROYED OR INACCURATE DATA, LOSS OF GOODWILL OR OTHER BUSINESS LOSS OR LOST SAVINGS) ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF OR COULD HAVE FORESEEN THE DAMAGES. NYSE'S AGGREGATE LIABILITY FOR ALL EVENTS, ACTS AND OMISSIONS ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT IS LIMITED TO AN AMOUNT EQUAL TO ONE THOUSAND DOLLARS. THESE LIMITATIONS ON LIABILITY APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE. BROKER ACKNOWLEDGES AND AGREES THAT EXCHANGE RULE 18 DOES NOT APPLY TO THE SERVICE OR THE DELIVERABLES.

11.   **Miscellaneous**.

a.    Broker may not assign, transfer, delegate or pledge this Agreement or any of its obligations under this Agreement. NYSE may freely assign, delegate or pledge this Agreement or any of its obligations under this Agreement. Any assignment, transfer, delegation or pledge in violation of this subsection 11(a) is null and void.

b.    This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The parties agree that any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the personal jurisdiction of these courts.

c.    Sections 5, 6, 8, 9, 10 and 11 will survive termination of this Agreement and continue in full force and effect.

d.    This Agreement represents the entire agreement and understanding between the parties with respect to its subject matter and supersedes any and all prior and contemporaneous agreements, understandings, documents, negotiations and/or discussions (whether oral or written) between the parties. An obligation under this Agreement can only be waived by a written instrument signed by the party waiving the obligation. Any waiver or failure to insist upon strict compliance with an obligation of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

e.    NYSE may amend this Agreement from time to time by providing notice to Broker. Customer's use of the Services after 30 days after receipt of this notice constitutes acceptance of the relevant amendment.

f.    Nothing contained in this Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

g.    If any provision of this Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this Agreement.

h.    Neither party is liable nor will be deemed in default for any failure or delay in its performance under this Agreement to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

i.    Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original.

j.    Notices. Except as otherwise provided in this Agreement, all notices to the parties must be sent by: (1) courier, (2) certified mail, postage prepaid and return receipt requested or (3) e-mail with e-mail acknowledgement of receipt. All notices must be sent to: (1) in the case of NYSE: NYSE Group, Inc., Attention: Client Relationship Services, 11 Wall Street, 15th Floor, New York, NY 10005, crs@nyse.com, with a copy to NYSE Group, Inc., Attention: Office of the General Counsel, 11 Wall Street, 19th Floor New York, New York 10005, ContractNotices@theice.com and (2) in the case of Broker:

Company Name: _____

Contact Name: _____

Title: _____

Street: _____

City, State, Zip: _____

Email: _____

Each of the parties has caused this Agreement to be executed by its duly authorized representatives as of the Effective Date.

| | **NYSE Group, Inc.** |
|---|---|
| Broker-Dealer | |
| Signature | Signature |
| Print Name | Print Name |
| Title | Title |
| Date | Date |

**Exhibit A**

**Service Description**

1.  OATS Reporting

    a.  NYSE shall act as the Transmitting Order Sending Organization with respect to Broker's (1) reportable order events from the Exchange's floor broker system or other broker system into properly formatted firm order record(s) ("FORE"), and (2) reportable order events ("ROEs"). NYSE shall transmit this data to FINRA's OATS system in accordance with FINRA's and the relevant Exchange's OATS regulations and the OATS Technical Specifications.

    b.  NYSE shall submit FORE file(s) to OATS on behalf of Broker, as compiled from the floor broker system, in a timely manner compliant with FINRA and the relevant Exchange's rules, regulations and interpretations.

    c.  NYSE shall keep up to date on regulatory developments related to OATS reporting, including changes to the OATS regulations and OATS Technical Specifications and appropriately modify and test the OATS reporting systems with the intent to ensure continued adherence to the regulations and OATS Technical Specifications.

2.  Supervision

    a.  NYSE shall provide to Broker an OATS daily activity report consisting of (1) all data reported to OATS, (2) rejection reports, (3) mismatch reports and (4) current status of all submitted reports.

    b.  NYSE shall monitor the OATS submissions to ensure that FOREs are submitted on a timely basis and that to NYSE's knowledge; the ROEs contain complete and accurate information.

    c.  NYSE shall use commercially reasonable efforts, with the reasonable assistance of Broker, to investigate and resolve all errors and rejects.

    d.  NYSE shall provide support services for OATS-related issues in a reasonably timely manner.

3.  Data Retention: NYSE shall store the information used to create the Deliverables for five years and will upon request from Broker provide Broker, or FINRA, with copies of the Deliverables.

# New York Stock Exchange LLC ("NYSE" or "Exchange") Retail Modifier Attestation

**Instructions:** This form is to be completed by a NYSE Member Organization ("Member") that would like to submit orders designated with a "retail" modifier to the NYSE.

An order designated with a "retail" modifier is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. **An order with a "retail" modifier is separate and distinct from a "Retail Order" under Rule 107C. Members wishing to submit "Retail Orders" under Rule 107C should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.**

## 1. Member Information

| | |
|---|---|
| Name of Member | |
| Web CRD Number | |
| Business Contact Name | |
| Business Contact Phone | |
| Business Contact E-Mail | |

## 2. Retail Modifier/Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to NYSE by the Member tagged with the "retail" modifier designation are "retail" orders and would meet the qualifications as defined in Rule 13 for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as "retail" if all applicable requirements, as provided in Rule 13, are met. Such WSPs also must require the member organization to (i) exercise due diligence before entering a "retail" order to assure that entry as a "retail" order is in compliance with the requirements, and (ii) monitor whether orders entered as "retail" orders meet the applicable requirements.

In addition, if the Member represents "retail" orders from another broker-dealer customer, Member's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as "retail" orders meet the definition of a "retail" order, as provided in Rule 13.

The Member must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as "retail" orders that entry of such orders as "retail" orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's "retail" order flow meets the applicable requirements.

| | |
|---|---|
| Authorized Signatory of Member | |
| Print Name | |
| Title | |
| Date | |

**Please return to Client Relationship Services at crs@nyse.com**

# New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Liquidity Providers Application ("Application")

**Instructions:** In order to ensure your Firm's participation in the NYSE Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

## 1. Customer Information

| | |
|---|---|
| Name of or Member Organization ("Firm") | |
| Firm Web CRD # | |
| Business Contact Name | |
| Business Contact Phone | |
| Business Contact E-Mail | |

## 2. Business and Technology Questions

| | |
|---|---|
| Is your firm currently an approved NYSE Member Organization and either a Designated Market Maker ("DMM") or Supplement Liquidity Provider ("SLP")?<br><br>NYSE requires RLP applicants to be registered as either a DMM or SLP. | ☐ Yes      ☐ No |
| Please provide the NYSE MMID that will be used for the RLP program and corresponding symbols that should be assigned to each.*<br><br>**Please Note:** Only one of your Firm's MMID's can be designated as the RLP in a given symbol. However, your Firm can use different MMID's for different symbols.<br><br>MM ID: _____    Symbols:_____<br>MM ID: _____    Symbols:_____<br>MM ID: _____    Symbols:_____<br>MM ID: _____    Symbols:_____<br><br>*If necessary, applicant may attach a separate list of MMIDs and corresponding symbols. | |
| If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider. | |
| Please describe the current business structure of the division within your Firm that will become an RLP. | |
| On a separate attachment, please provide an overview of your trading technology infrastructure and operational support structure. | |
| Please include any documentation that will demonstrate your Firm's ability to meet the 5% quoting requirement in your designated RLP securities pursuant to NYSE Rule 107C. | |

| | |
|---|---|
| Name (Printed) | |
| Name (Signature) | |
| Title | |
| Date | |

*Please return to Client Relationship Services at crs@nyse.com.*

**New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Member Organization Application ("Application")**

**Instructions:** In order to participate in the NYSE Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO") and to establish connectivity between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to being qualified as an RMO. To qualify as an RMO, a member organization must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to the NYSE by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

## 1. Customer Information

| | |
|---|---|
| Name of Member Firm ("Applicant") | |
| Web CRD# | |
| Business Contact Name | |
| Business Contact Phone | |
| Business Contact E-Mail | |

## 2. Business and Technology Questions

| | | |
|---|---|---|
| Does your firm currently send orders to the Exchange using multiple MPIDs? | ☐ Yes | ☐ No |
| Please identify all MPIDs that will be used to submit Retail Orders. | | |
| If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider. | | |
| Please describe the current business structure of the division within your Firm that qualifies you as an RMO. | | |
| If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files and is not required to be submitted to the NYSE exchange unless requested. | | |
| Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition. | | |

### 3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Rule 107C. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 107C(b)(6).

Such WSPs require Applicant to:

(i)    exercise due diligence before entering a Retail Order to assure that entry as a Retail Orders is in compliance with the requirements of this Rule, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and

(ii)    monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i)    obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

(ii)    monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

| | |
|---|---|
| Name (Printed) | |
| Name (Signature) | |
| Title | |
| Date | |

***Please return to Client Relationship Services at [crs@nyse.com](mailto:crs@nyse.com).***

September 2019

# New York Stock Exchange, LLC
# Common Access Point<sup>sm</sup> Agreement

The undersigned ("User"), as a condition and in consideration of being permitted to connect to NYSE Common Access Point ("NYSE CAP"<sup>sm</sup>), hereby agrees with The New York Stock Exchange, LLC ("NYSE") as set forth below and in the Terms and Conditions set forth at https://www.nyse.com/connectivity/specs .

---

**PLEASE COMPLETE ALL ITEMS**

Name of Firm or Company ("User"): _____

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____ Fax: _____

Email: _____

Web Address: _____

Name of Firm who's SFTI Line you will be Utilizing: _____

---

**User represents that it is: (Check all that apply)**

☐ a Member Organization of the New York Stock Exchange ("Member")

  Web CRD#:_____

☐ a service bureau acting on behalf of a Member Organization

  Name of Member Organization: (If acting for more than one Member Organization, please submit a separate CAP Agreement for each Member Organization.)

  _____

☐ a public extranet provider approved by NYSE to receive a NYSE CAP Connection ("Vendor")

---

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

**Please return completed form to Client Relationship Services at crs@nyse.com.**

**NYSE COMMON ACCESS POINT ("NYSE CAP") AGREEMENT TERMS AND CONDITIONS**

**1. Services**

The services offered by NYSE through NYSE CAP may include one or more of the following:

- Common Customer Gateway ("CCG")
- Broker Booth Support System<sup>sm</sup>
- Routing of proprietary services to/from the NYSE Trading Floor
- NYSE *e*-Broker<sup>sm</sup> / MLooks
- Common Customer Gateway Binary ("CCG Binary")
- API Service
- Broker Algorithm

and such other services as NYSE may identify in its sole discretion (the "Services"). This Agreement is effective only when accepted by NYSE; User will be notified of such acceptance by email at the email address of User's Contact Person set forth on the signature page of this Agreement. This Agreement provides User only with a connection to NYSE CAP ("NYSE CAP Connection"), and does not assure User of the right to receive or use any Service. In NYSE's sole discretion, the use of or the right to receive or redistribute a NYSE CAP Connection or certain Services (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including making of payments and execution of and compliance with additional documentation. User shall be responsible for all costs and charges incurred in connecting to NYSE CAP, and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User.

**2. Proprietary Rights**

User agrees that all proprietary rights in NYSE CAP and the Services are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the NYSE CAP Connection or any Service ("Third Party Providers"), and User shall have no proprietary right or interest in NYSE CAP or any of the Services.

**3. Compliance with Law**

User shall comply with all applicable laws and regulations, including applicable SEC and NYSE rules and regulations, relating to the NYSE CAP Connection, or use of any Services. User shall not (a) alter, decompile, or disassemble any code underlying NYSE CAP Connection or any Services, or (b) attempt to circumvent any security protections for NYSE CAP Connection or any Services, or (c) interfere with or disrupt NYSE CAP Connection, and Services or any servers or networks connected to the Services, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which any NYSE CAP Connection or any Service is obtained. User shall take all reasonable precautions to safeguard the confidentiality of any such password encryption key or other security methodology.

**4. NYSE CAP Specifications**

This paragraph does not apply to Users connected to CAP indirectly (e.g., through a service bureau). User has read and understands (i) the NYSE Common Access Point Member Firm interface Specification (ii) the NYSE Common Access Point Member Firm Security Interface Specification and (iii) the Customer Guide to NYSE Common Access Point currently in effect (collectively, the "Specifications"). User agrees to comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Paragraph 6 below, as they may be amended from time to time, and any other specifications related to NYSE CAP that may be issued in the future, applicable to User, NYSE CAP Connection, and the Services utilized by User.

**5. Suspension of CAP Connection or Services**

Unless otherwise agreed in writing by NYSE and User, NYSE may, without incurring any liability to User, suspend the CAP Connection and any or all Services at any time, without notice and without cause.

**6. Amendment**

NYSE may amend this Agreement and the Specifications from time to time upon giving notice of the terms of any such amendment to User by any reasonable means, including, but not limited to, by publication on NYSE's website located at https://www.nyse.com/connectivity/specs . With regard to any amendment effected by such publication, NYSE will use reasonable efforts to advise User of the publication of such amendment by sending an email to the email address of User's Contact Person set forth on the signature page of this Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Specifications, NYSE CAP Connection or any one or more of the Services; such additional terms may include the imposition of fees or charges to connect to NYSE CAP. User's use of NYSE CAP or any Service after receipt of notice of amendment of this Agreement or of the Specifications constitutes acceptance of that amendment. User may amend User's information appearing on the signature page of this Agreement by emailing notice of such change to Client Relationship Services at crs@nyse.com.  If User changes its name a new CAP Agreement shall be required.  If the Member Organization for a Service Bureau becomes invalid, a new CAP Agreement shall be required.  If the User has multiple Member Organizations, or adds additional clients, a new CAP Agreement shall be required.  CAP Agreements must be current as determined in NYSE's sole discretion.  CAP Agreements that are not current are subject to termination by NYSE.

**7. Disclaimer**
**NYSE CAP and the Services are provided to User on an "as is" basis. NYSE, NYSE Technology, the Third Party Providers and their respective affiliates, officers, directors, employees, agents and licensors are herein referred to as the "Disseminating Parties." With respect to NYSE CAP Connection, the Services and the contents thereof, the Disseminating Parties do not make any representations and, to the fullest extent permitted by applicable law, hereby disclaim all express, implied and statutory warranties of any kind to User or any third party. This disclaimer includes, but is not limited to, representations and warranties regarding accuracy, timeliness, completeness, sequencing, currentness, noninfringement, merchantability, or fitness for any particular purpose, and any representations or warranties arising from usage or custom of trade or by operation of law. The Disseminating Parties assume no responsibility for the consequences of any errors or omissions, delays, inaccuracies, system failures or any other failures or shortcomings in connection with the User's receipt and use of NYSE CAP or any of the Services, and do not guarantee the timeliness, sequence, accuracy or completeness of any information or data provided as part of NYSE CAP or any of the Services.**

**8. Limitation of Liability**
**To the extent permitted by applicable law, in no event shall the Disseminating Parties be liable to User or anyone else for:**
> **a) any type of damages (such as, but not limited to, direct, consequential, special, incidental, punitive or indirect damages), even if advised of the possibility of such damages,**
> **b) any other loss or injury, or**
> **c) any telecommunications charges or other costs,**
**incurred by User in accessing or using NYSE CAP or any of the Services.**

**9. Governing Law**
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, USA, as they apply to Agreements made and performed solely therein. Disputes arising hereunder shall be subject to the exclusive jurisdiction of the Federal Courts of the united States of America and/or the State Courts of New York sitting in the City of New York, New York, USA. If a court finds any term or provision of this Agreement to be invalid or unenforceable, such term or provision shall be ineffective only to the extent of such finding and such court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Agreement in any other jurisdiction.

**10. Term and Termination**
The term of this Agreement shall commence upon valid execution hereof by the User and delivery to and acceptance by NYSE, and shall continue in effect until terminated. This Agreement and the Services may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion. Upon such termination, NYSE shall terminate the NYSE CAP Connection. The foregoing notwithstanding, the provisions of Paragraphs 2, 3, 4, 7, 8, 9, 10, 11, 12 and 13 shall survive any expiration or termination of this Agreement.

**11. Assignment**
User may not assign or delegate any of its rights or obligations arising hereunder, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Paragraph 11 shall be null and void.

**12. Redistribution and Confidentiality**
User, including any service bureau or public extranet, may not redistribute the NYSE CAP Connection or any Services, and may not disclose the content of any Service or any Specification, unless otherwise permitted pursuant to a separate written Agreement with NYSE or pursuant to a published policy of NYSE or as otherwise permitted by law. The foregoing shall not be construed to restrict the distribution or disclosure of any proprietary information of User solely because such information may have been transmitted via a NYSE CAP Connection.

**13. Benefit of Agreement**
The provisions of this Agreement are for the benefit of NYSE, NYSE Technology and the Third Party Providers. Each of NYSE, NYSE Technology and the Third Party Providers shall have the right to assert and enforce the provisions of this Agreement directly against the User.

**14. External Access Network**
User acknowledges and agrees that if, and to the extent, it receives any Services via the NYSE External Access Network ("NYSE EAN"), (i) any reference herein to NYSE CAP shall apply with equal force and effect to the NYSE EAN, (ii) any reference herein to a NYSE CAP Connection shall apply with equal force and effect to any NYSE EAN connection, and (iii) the provisions of this Agreement (other than references to any Specifications applicable only to CAP) apply to the receipt of Services via NYSE EAN to the same extent as to receipt of Services via NYSE CAP.

# NYSE Bonds Trading License Application ("BTL")

*Please Type or Print Clearly*

| **Organization and Contact Information:** | |
|---|---|
| Name of Member Organization: | |
| Web CRD Number: | |
| **Primary Contact:** | |
| Contact Name | |
| Email Address | |
| Telephone / Fax Number | |
| **Billing Contact:** | |
| Contact Name | |
| Mailing Address | |
| City, State Province, Postal Code | |
| Telephone / Fax Number | |
| Email Address | |

The cost of a NYSE Bonds Trading License is $1,000 per year.

The undersigned Member Organization understands and agrees that:

1. In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a BTL as prescribed in NYSE Rule 87.

2. The Rules of New York Stock Exchange LLC (NYSE) may be reviewed at *www.nyse.com*. As holder of a BTL, the undersigned agrees to comply with such rules as they are in effect from time to time, and without limiting the foregoing, that it will be subject to the jurisdiction of NYSE.

**Signature of Authorized Representative:**

**Print Name:** _____

**Title:** _____

**Date:** _____

.

**Please send a completed version of this application to crs@nyse.com**

# Application to Aggregate Billing of Affiliated Member Firms

**NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago ( together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing**

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

## General Information

Firm Name of Primary Applicant: _____

Business Address: _____

City: _____  State: _____  Zip: _____

Business Phone: _____  CRD #: _____

Please check the applicable market(s) for this request:

☐ **NYSE American**          ☐ **NYSE Arca**          ☐ **NYSE National**

☐ **NYSE**          ☐ **NYSE Arca Options**          ☐ **NYSE American Options**

☐ **NYSE Chicago**

## Affiliated Members

**Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.**

| Member Firms to be Affiliated with Primary Applicant | CRD # | Type of Affiliation (wholly owned subsidiary/parent/sister/etc…) |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |

## Authorization and Acceptance

**The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.**

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application should be returned via email to crs@nyse.com.

# NYSE Gateways Session Request Form

## Non-Pillar Session Request Form

All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees ( https://www.nyse.com/markets/fees ). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.

**For Test Session requests, please send competed session form to Technology Member Services  at  tms@nyse.com**
**For Production session requests, completed session forms should be returned to Connectivity at  connectivity@nyse.com**
**For Pillar session requests, please use this form:**
**https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf**

**For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.**

## Requestor Contact Information (All fields are required)

| | |
|---|---|
| Company Name: | |
| CRD #: | |
| First/Last Name: | |
| Email Address: | |
| Phone: | |

## Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)

| | | | |
|---|---|---|---|
| Environment: | Choose Environment | | |
| Request Type: | Choose Request Type | | |
| Market: | Choose Market | | |
| Session Type: | Choose Session Type | # of Sessions: | |
| Protocol: | Choose Protocol | | |
| SenderCompIDs  (Type in all IDs in provided space If cloning, modifying or removing) | | | |
| TPID or Master Firm/Mnemonic (If adding new session) | | | |
| BOLD Default Value (American Options Only) | Choose BOLD Default Value | | |

## Drop Copy Settings *(Required)*

- *Leave blank if protocol is order entry.*
- *Check only the settings that are changing if this is a modification.*

| | |
|---|---|
| Drop Copy Request Type (Choose One): | Choose Drop Copy Request Type |
| Drop Copy SenderCompIDs (If modifying or removing.): | |
| Drop Copy Type (Choose One): | Choose Drop Copy Type |
| Filter By (Choose One): | Choose Drop Copy Filter |

Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session )*

| | |
|---|---|
| | |
| Message Preference: | Choose Message Preference |

| Source IP Permission and Peering Information *(Required)* | | |
|---|---|---|
| **Network Provider** | **Please list all Source IP Address Ranges you will use to connect to gateways** *Format:* *xxx.xxx.xxx.xxx /XX* | **Please list the Peering IPs for the *IP ranges listed to the left*** *Format:* *xxx.xxx.xxx.xxx* |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |

| Approver Information (All fields are required) | |
|---|---|
| Company Name: | |
| CRD #: | |
| First/Last Name: | |
| Title: | |
| Email Address: | |
| Phone: | |
| Date: | |
| By (Signature): | |

# Session Request Form Pillar

## Native Gateway

| Session Request Form -- Pillar Native Gateway |
|---|
| **For questions regarding this form, please contact Connectivity at connectivity@nyse.com or (212)896-2830 option 2,1.** |

| Contact Information | |
|---|---|
| Company Name: | |
| First/Last Name: | |
| Email Address: | |
| Phone: | |

| Session Detail (Please select only one option from the drop down lists below and specify number of Sessions) | | | |
|---|---|---|---|
| Request Type: | Choose Request Type | | |
| Market: | Choose Market | | |
| Session Type: | Choose Session Type | # of Sessions: | |
| Protocol: | Choose Protocol | | |
| SenderCompIDs (Type in all if modifying or removing.): | | | |

| Order Entry Settings *(Required)* | |
|---|---|
| - *Leave blank and proceed to the next page if protocol is drop copy.*<br>- *Below default settings will apply if properties selection left unchanged.* | |
| MPID(s): | |
| Cancel on Disconnect: | None |
| Priority Update Ack Subscription: | Do Not Subscribe |
| Default Self-Trade Prevention: | None |
| Symbol Eligibility: | All Symbols |
| Max Order Qty (Exchange max applied, if blank.): | |

| Drop Copy Settings *(Required)* | | |
|---|---|---|
| - *Leave blank if protocol is order entry.*<br>- *Check only the settings that are changing if this is a modification.* | | |
| Request Type: | Choose Request Type | |
| Protocol: | Choose Protocol | # of Drop Copy Sessions |
| Message Preference: | Choose Message Preference | |
| Drop Copy Filter: | Choose Drop Copy Filter | |
| Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed | | |

August 2020

**Completed Session Request Forms should be returned via email to connectivity@nyse.com.**

| Source IP Permission and Peering Information *(Required)* | | |
|---|---|---|
| **Network Provider** | **Please list all Source IP Address Ranges you will use to connect to Native Gateways** *Format:* *xxx.xxx.xxx.xxx /24* | **Please list the Peering IPs for the *IP ranges listed to the left*** *Format:* *xxx.xxx.xxx.xxx* |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |
| Choose Network Provider | | |

| **Acknowledgment of Certification** |
|---|
| Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐ |

By (Signature) _____

Name: _____

Title: _____

Company Name: _____    CRD # _____

Phone: _____

Email Address: _____

Date: _____

**Completed Session Request Forms should be returned via email to connectivity@nyse.com.**

# PILLAR Connectivity Questionnaire (CQ)

## Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

**1. Process for adding Connectivity:**

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com.  Please complete one CQ for each MPID.

- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.

- Step 3: API Technical Support completes any necessary session updates.  If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.

- Step 4: Permit Holder's new access to the Exchange is complete.

- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

**2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.**

**3. Permit Holder and Contact Information**

| | | | |
|---|---|---|---|
| Permit Holder Firm Name: | | Web CRD™ Number: | |
| Business Contact: | | Business Contact E-Mail: | |
| Compliance Contact: | | Compliance Contact E-Mail: | |

**4. Details**

| MPID requesting access to: | **MPID:** |
|---|---|
| ☐ NYSE Arca Equities    ☐ NYSE American<br><br>☐ NYSE National    ☐ NYSE Equities<br><br>☐ NYSE Chicago    ☐ NYSE American  Options<br><br>☐ NYSE Arca Options | |
| Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*?<br><br>**\*Service Bureau must sign in Section 5** | ☐ Direct (FIX)    ☐ Direct (Binary)<br><br>☐ Service Bureau (SB Name: _____ ) |
| Will this MPID be used by a customer or affiliate of the Permit Holder?<br><br>**If Yes, please list the customer or affiliate name**: | ☐ Yes    ☐ No<br><br>_____ |

**By signing this Connectivity Questionnaire:**
- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

| | |
|---|---|
| Name and Title (Printed) | |
| Name (Signature) | |

*Please return to Client Relationship Services via email at CRS@nyse.com.*

# PILLAR Connectivity Questionnaire (CQ)

**5. Service Bureau Authorization**

| Permit Holder Firm Name: | | MPID: | |
|---|---|---|---|

**The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.**

| Service Bureau Company Name: | |
|---|---|
| Authorized Signature: | |
| Name and Title: | |
| Phone: | |
| E-Mail: | |

*Please return to Client Relationship Services via email at CRS@nyse.com.*

# Pillar
# Service Bureau Connection Agreement

## SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

| Platform: | NYSE Entity(ies) |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC[1] |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

### General Information

Name of Firm or Company ("User"): _____
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____  Fax: _____

Email: _____

Web Address: _____

### User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

### Authorization and Acceptance

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

**1. Connection**
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

**2. Proprietary Rights**
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

**3. Compliance with Law**
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

**4. Specifications and Testing**
User has read and understands the specifications and policies located  at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time.  User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

**5. Suspension of Pillar Connection**
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

**6. Amendment**
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required.  If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required.  If the User adds additional Subscribers, User must sign an updated Exhibit A.  Connection Agreements must be current as determined in NYSE's sole discretion.  Connection Agreements that are not current are subject to termination by NYSE.

**7. Payment**
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules.  Payment is due within thirty (30) business days from the invoice date.  Charges may be changed by NYSE effective at any time.  User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor.  User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

**8. Disclaimer**

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

**9. Limitation of Liability**

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

    A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,

    B) ANY OTHER LOSS OR INJURY, OR

    C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

**10. Governing Law**

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

**11. Term and Termination**

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11.  This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

**12. Assignment and Entire Agreement**

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void.  This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

**13. Redistribution and Confidentiality**

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the  NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection.  User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

### 14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

### 15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

### 16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

### 17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

**EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT**

<u>Member Name(s):</u>

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_____
User (Service Bureau)


_____          _____
Authorized Signature of User                                  Name

_____          _____
Title                                                          Date


Please email completed Exhibit to crs@nyse.com.

# NYSE Pillar - Trading Operations Desk
## Authorized Traders

**Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).**

☐ NYSE Arca Equities   ☐ NYSE American   ☐ NYSE National   ☐ NYSE   ☐ NYSE Chicago

## General Information

Firm Name: _____

Business Address: _____

City: _____   State: _____   Zip: _____

Business Phone: _____   CRD #: _____

## Authorized Traders

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

## Authorized Signatory

By (Signature) _____   Date: _____

Print Name: _____

Title: _____

Phone: _____   Email: _____

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

# EQUITY CLEARING LETTER OF CONSENT

**Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).**

**Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:**

☐ NYSE Arca Equities  ☐ NYSE American Equities  ☐ NYSE National  ☐ NYSE  ☐ NYSE Chicago

**The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.**

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

_____     _____
Member                                                          CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_____
Clearing Member (Broker-Dealer Name)

_____
Clearing Member (NSCC Clearing #)

_____          _____
Signature of Authorized Officer, Partner or     Signature of Authorized Officer, Partner or
Managing Member of Clearing Member          Managing Member, or Sole Proprietor of Member

_____          _____
Print Name / Title                                          Print Name / Title

_____          _____
Date                                                            Date

Please return this form via email to crs@nyse.com.

## New York Stock Exchange LLC

## Retail Member Organization - Broker-Dealer Customer Form

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain a form with each customer firm. This Form has been created for your convenience as an alternative to creating your own. It should be kept for your files.

1. This form authorizes _____, the Retail Member Organization ("RMO"), to route Retail Orders and modifications to the NYSE on behalf of _____, (the "Customer"), which is a registered broker-dealer, pursuant to NYSE Rule 107C.

   By signing this form, Customer represents that it will only send orders to the RMO that are designated as Retail Orders and that the entry of such orders to the NYSE will be in compliance with the requirements of Rule 107C. A Retail Order is an agency order that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

2. Customer further represents that substantially all orders sent to an RMO as Retail Orders meet the definition of a Retail Order and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted.

**NYSE Retail Member Organization**

_____
Signature

_____
Print Contact Name

_____
Title (must be officer)

_____
Name of Member Organization

_____
Web CRD#

**Customer**

_____
Signature

_____
Print Contact Name

_____
Title (must be officer)

_____
Name of Member Organization

_____
Web CRD#

**NEW YORK STOCK EXCHANGE LLC ("EXCHANGE") FLOOR BROKER**
**EQUITY CLEARING LETTER OF CONSENT**

**Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below) of the Exchange.**

The term "Member" refers to a member organization of the Exchange that operates a Floor broker business and includes applicants to be a Member of the Exchange. The term "Customer" refers to a broker-dealer customer or affiliate of the Member.

The term "Clearing Member" refers to a member organization of the Exchange that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby represents that it has a relationship with the Customer specified below and agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the Customer:

_____     _____
Member                                                              CRD#

_____
Customer

This Letter of Consent shall be subject to the Rules of the Exchange, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_____
Clearing Member (Broker-Dealer Name)

_____
Clearing Member (NSCC Clearing #)

_____     _____
Signature of Authorized Officer, Partner or                        Signature of Authorized Officer, Partner or
Managing Member of **Clearing Member**                             Managing Member, or Sole Proprietor of **Member**

_____     _____
Print Name / Title                                                 Print Name / Title

_____     _____
Date                                                               Date

Please return this form via email to crs@nyse.com.